U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 0−23266

ST. LAWRENCE ENERGY CORP.

(Formerly Known as UroMed Corporation)

(Name of registrant as specified in its charter)

Delaware	38−3717938
(State of Incorporation)	(I.R.S. Employer Identification Number)

90 John Street, Suite 626, New York, NY 10038

 (Address of principal executive offices)

(646) 202−9679

 (Registrant's telephone number, including area code)

ST. LAWRENCE ENERGY CORP.

(Formerly Known as UroMed Corporation)

90 John Street, Suite 626

New York NY 10038

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

            This Information Statement is being delivered on or after December 24, 2007, to the holders of shares of common stock of St Lawrence Energy Corp. (formerly known as UroMed Corporation), a Delaware corporation (the "Company").  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors which is expected to take place within 10 days of the date this statement is filed with the Securities and Exchange Commission in accordance with Rule 14f-1.

            Effective December 20, 2007, Michael F. Manion ("Manion"), Ivo Heiden ("Heiden") and Richard Rubin ("Rubin") entered into a Securities Purchase Agreement (the "Agreement") with Hirsch Capital Corp., a California corporation ("Hirsch"), pursuant to which, among other things: (i) Manion agreed to sell to Hirsch and Hirsch agreed to purchase from Manion an aggregate of 96,667 shares of Common Stock ("Common Stock") and 10,000 shares of Series A Preferred Stock ("Preferred Stock") of the Company owned of record and beneficially by Manion; (ii) Heiden agreed to sell to Hirsch and Hirsch agreed to purchase from Heiden 91,119 shares of Common Stock and 10,000 shares of Preferred Stock of the Company owned of record and beneficially by Heiden; and (iii) Rubin agreed to sell to Hirsch and Hirsch agreed to purchase from Rubin 90,445 shares of Common Stock and 10,000 shares of Preferred Stock of the Company owned of record and beneficially by Rubin.  Hirsch is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act").  The aggregate purchase price for the 278,231 shares of Common Stock and 30,000 shares of Preferred Stock being purchased by Hirsch was $800,000.  The 278,231 shares of Common Stock and 30,000 shares of Preferred Stock of the Company being purchased by Hirsch (the "Purchased Shares") represent approximately 69.5% of the 831,766 votes entitled to be cast on all matters submitted to the stockholders of the Company.  The purchase and sale of the Purchased Shares took place at a closing (the "Closing") held on December 20 and 21, 2007.

            On December 21, 2007, the name of the Company was changed from UroMed Corporation to St. Lawrence Energy Corp. by the filing of a Certificate of Amendment to the Certificate of Incorporation with the Secretary of State of Delaware.  The Certificate of Amendment changing the name of the Company was approved by the written consent of the Board of Directors of the Company and the written consent of a majority of the voting shares entitled to vote on such amendment.

            All information concerning the Common Stock and Preferred Stock of the Company presented in this Information statement reflects the 1 for 30 reverse stock split effective as of January 31, 2007

         This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

            In connection with the Agreement, a change of control will be effected.  Hirsch will beneficially own approximately 69.5% of the votes entitled to be cast on all matters submitted to the stockholders of the Company  following its acquisition of the Purchased Shares at the Closing.  At the Closing, the present officers of the Company resigned and the Board appointed Dr. Robert Mitchell ("Mitchell") to be the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.  After the expiration of the 10-day period referred to in Rule 14f-1 ("Rule 14f-1") promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the existing director of the Company will resign after electing Mitchell, Anthony U. Martinez ("Martinez") and W. Benjamin Garst, Jr. ("Garst") to succeed him as the Board of Directors of the Company.  Prior to the Closing, Manion, Heiden and Rubin owned of record and beneficially an aggregate of 278,231 shares of Common Stock and 30,000 shares of Preferred Stock of the Company, all of which were sold to Hirsch at the Closing. Following the Closing and the expiration of the 10-day period referred to in Rule 14f-1, the Board of Directors of the Company and the Company's officers shall consist of the following persons:

Name and Address	Age	Position
Dr. Robert Mitchell 303 Twin Dolphin Drive, Suite 600 Redwood City CA 94065	53	Director, President, Chief Executive Officer, Chief Financial Officer and Secretary
Dr. Anthony U. Martinez 303 Twin Dolphin Drive, Suite 600 Redwood City CA 94065	63	Director
W. Benjamin Garst, Jr. 303 Twin Dolphin Drive, Suite 600 Redwood City CA 94065	65	Director

         Robert Mitchell will hold office until the next annual meeting of stockholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal. Dr. Mitchell has extensive experience and education in the fields of technology and business. His education includes a bachelor degree Northwestern University in electrical engineering, extensive training in Digital Satellite Communications, an MBA with emphasis on international management from Northwestern University, and a Juris Doctor (J.D.) from San Francisco Law School with concentration in contracts and commercial law.

         Anthony U. Martinez will hold office until the next annual meeting of stockholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal.  Dr. Martinez is an advisor to a number of business ventures and professional associations.  He served on the Advisory Board or members of  various organizations including  member of the Board of Governors of The Commonwealth Club of California and the University of San Francisco, Alumni Board of Governors.  He has owned his own public relations and communications company and a leadership training and development consulting group.  Dr. Martinez has also spent over 30 years as a professor of business and/or in senior management roles at several universities, including Arizona State University, the University of California, University of San Francisco, Argosy University, and San Francisco State University.  He has taught business law, ethics, leadership, organizational behavior, and strategic management.  Dr. Martinez earned his J.D. at the University of California, Berkeley.

         W. Benjamin Garst, Jr. will hold office until the next annual meeting of stockholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal.  Ben Garst is President, CEO and Chairman of the Board of Hirsch, which is based in Redwood City, California.  Hirsch was founded to provide solutions for companies with the potential for rapid and successful growth. Using innovative strategies and global alliances, Hirsch enables the implementation of sustainable growth to maximize profits.  Hirsch's collaborative  based methodology delivers customized solutions for: global networking, business mentoring, alternative and traditional capital funding, as well as many other  valuable business resources. Mr. Garst has over 30 years experience building, managing and directing sales/marketing organizations in a variety of industries including multi-national mechanical design firms, architectural firms, computer hardware/network security  manufacturers and nanotechnology development companies. Mr. Garst earned his bachelors degree in economics from San Diego State University.

            Mitchell is not a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.  Officers serve at the discretion of the Board of Directors.

            Martinez is not a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

            Garst is not a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Voting Securities of the Company

            On December 21, 2007, there were 551,766 shares of Common Stock and 30,000 shares of Preferred Stock of the Company issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote and each share of Preferred Stock entitles the holder thereof to ten votes on each matter that may come before a vote or written consent of the stockholders.

 Security Ownership of Certain Beneficial Owners and Management

            The following table shows information concerning the identification and address of each person who prior to the Closing was the beneficial owner of more than 5% of the Company's 551,766 shares of Common Stock, the Company's only outstanding class of voting securities and each person that was an officer or director of the Company:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class[1]	Percent of Vote[2]
Michael F. Manion 1576 Bella Cruz Drive, Suite 322 The Villages FL 32159	Common Stock	96,667	Direct	18.2%	23.6%
	Preferred Stock	10,000	Direct	33.3%
Ivo Heiden 90 John Street, Suite 626 New York, NY 10038	Common Stock	91,119	Direct	17.1%	22.9%
	Preferred Stock	10,000	Direct	33.3%
Richard Rubin 90 John Street, Suite 626 New York, NY 10038	Common Stock	90,445	Direct	17.0%	22.9%
	Preferred Stock	10,000	Direct	33.3%

1 Based on 531,766 shares of Common stock and 30,000 shares of Preferred Stock

2 Based on total votes of 831,766 with each share of Preferred Stock entitled to ten votes.

Certain Relationships and Related Party Transactions

            There are no material relationships between the Company and the current officer and director or the persons expected to become the directors and executive officer of the Company other than the transactions and relationships described below, or contemplated in the Agreement.

Changes in Control

            Since January 2005, Ivo Heiden has served has served as the Chief Executive Officer, Chief Financial Officer and Chairman and a director of the Company, and he has held the right to vote the shares of Common Stock and Preferred Stock of the Company referred to in the above table opposite his name.  On June 23, 2006, the Company issued 2,500,000 restricted shares of Common Stock to Mr. Heiden for corporate securities services provided in connection with the Company's bankruptcy reorganization and Exchange Act filing obligations.  On May 20, 2007, Mr. Heiden subscribed for 300,000 restricted shares of Preferred Stock for a purchase price of $300.  On August 17, 2007, the Company issued 233,547 restricted shares of Common Stock in connection with the conversion of debt into equity.  As the result of a 1 for 30 reverse stock split effective in January 2007, these 2,733,547 shares of Common Stock became 91,119 post-split shares of Common Stock and these 300,000 shares of Preferred Stock became 10,000 post-split shares of Preferred Stock.

            Until the expiration of the 10-day period referred to in Rule 14f-1, Ivo Heiden will remain as the director of the Company, but from and after the Closing, Heiden will no longer be deemed to be in control of the Company. The following table sets forth the name and address of each person who will be the beneficial owner of more than 5% of any class of voting securities of the Company or as an officer or director of the Company following the purchase of the Purchased Shares, and the shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Hirsch Capital Corp.	Common Stock	278,231 shares Direct	52.3%
	Preferred Stock	30,000 shares Direct	100.0%
Robert Mitchell	Common Stock	0	0%
	Preferred Stock	0	0%
Anthony U. Martinez	Common Stock	0	0%
	Preferred Stock	0	0%
W. Benjamin Garst, Jr	Common Stock	0	0%
	Preferred Stock	0	0%
All officers and directors as a group (3 persons)	Common Stock	0	0%
	Preferred Stock	0	0%

Legal Proceedings

            The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Agreement, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

            No compensation or remuneration was paid to any Executive Officer or any member of the Board of Directors of the Company or any other person in those capacities during the last three fiscal years ended December 31, 2006, or during 2007. There are presently no plans or commitments with regard to such compensation or remuneration. The Company has no employee benefit plans or other compensation plans.

            Because of the Company's inactive status, it only has a single director and did not appoint any Audit, Nominating or Compensation Committees.

            Likewise, the Company has no charter for its Audit Committee. The Company has no website. Following the Closing, it is intended that the Board of Directors will include at least one person who qualifies as an independent audit committee financial expert

            The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates for election to the Board of Directors recommended by security holders, although that policy may be reconsidered in the future.

            During 2006, there were three meetings of the Board of Directors.  During 2007, there were two meetings of the Board of Directors and one written consent without an actual meeting.

Compliance with Section 16(a) of the Exchange Act

            Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports to changes in ownership of Common Stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

            To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of December 20, 2007, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

ST. LAWRENCE ENERGY CORP.

(Formerly known as UroMed Corporation)

A Delaware corporation

By: /s/ Robert Mitchell

           Robert Mitchell

           President, Chief Executive Officer,

          Chief Financial Officer and Secretary

December 24, 2007